UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
BORGWARNER INC.
________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-12162	13-3404508
State or other jurisdiction of	Commission File No.	(I.R.S. Employer
Incorporation or organization		Identification No.)

3850 Hamlin Road, Auburn Hills, Michigan	48326
(Address of principal executive offices)	(Zip Code)

John J. Gasparovic
(248) 754-9200
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01     Conflict Minerals Disclosure and Report

BorgWarner Inc. ("BorgWarner" or the "Company"), after performing the steps required by Rule 13p-1 is unable to determine whether tin, tantalum, tungsten and/or gold used in one or more of its products originated from the Democratic Republic of the Congo ("DRC") or an adjoining country that shares an internationally recognized border with the DRC (the "Conflict Region"). BorgWarner therefore declares itself "DRC conflict undeterminable" as defined by paragraph (d)(5) of the instructions to Item 1.01 for all products manufactured by BorgWarner.

Item 1.02    Exhibits

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and may be found publicly on our internet website at:

http://www.borgwarner.com

Section 2 - Exhibits

Item 2.01    Exhibits

Exhibit 1.01 - Conflict Minerals Report of BorgWarner Inc. for the period January 1, 2013 to December 31, 2013, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BorgWarner Inc.

Date: May 30, 2014	By:	/s/ John J. Gasparovic
Name: John J. Gasparovic
Title: Secretary

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